SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-50926

FREMONT INSURANCE COMPANY 401(K) PLAN

(Full Title of Plan)

FREMONT MICHIGAN INSURACORP, INC.

933 E. Main St.

Fremont, Michigan 49412

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

Required Information

The Fremont Insurance Company 401(K) Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified public accountant under 29 CFR 2520.104-46.

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 1—Plan Assets and Liabilities

(Unaudited)

	December 31, 2006	December 31, 2005
Total plan assets	$4,188,701	$3,118,605
Total plan liabilities	—	730

Net plan assets	$4,188,701	$3,117,875

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 2—Income, Expenses

and Transfers for this Plan Year

(Unaudited)

Year ended December 31, 2006
Additions:
Employer contributions	$118,050
Participants’ contributions	264,379
Other income	1,155,217

Total additions	1,537,646

Deduction - Benefits paid	466,820

Net income	$1,070,826

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 3d —Specific Assets

(Unaudited)

December 31, 2006
Fremont Michigan InsuraCorp, Inc. Common Stock	$1,604,123

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007

FREMONT INSURANCE COMPANY 401(K) PLAN

By:	/s/ Richard E. Dunning
Richard E. Dunning, Trustee

By:	/s/ Marvin R. Deur
Marvin R. Deur, Trustee

By:	/s/ Chris Streichhirsch
Chris Streichhirsch, Trustee